

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via Facsimile
Mr. John B. Selvaraj
Principal Accounting Officer
India Globalization Capital, Inc.
4336 Montgomery Ave.
Bethesda, Maryland 20814

>   **RE: India Globalization Capital, Inc.**
>   **Form 10-K for the Year Ended March 31, 2011**
>   **Filed July 14, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed August 1, 2011**
>   **File No. 1-32830**

Dear Mr. Selvaraj:

We have reviewed your response letter dated June 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in an amendment to your filing.

Risk Factors, page 8

General

2. We have read your response to comment two from our letter dated May 9, 2011. You
   mentioned that your CFO previously worked for Startec Global Communications. Please
   confirm whether your CFO, John Selvaraj or your CEO, Ram Mukunda previously worked
   for Startec Global Communications. Please provide a more robust explanation of his role at
   Startec Global Communications. Please tell us how long he worked at Startec Global
   Communications, including all of his roles at the company. Please provide us with a
   comprehensive description of his responsibilities at Startec Global Communications,
   including those that relate to the financial statements and financial reporting. Please tell us
   whether he was responsible for the preparation of the financial statements including whether
   he reviewed the financial statements or prepared the financial statements.

Management's Discussion and Analysis, page 19

General

3. We have read your response to comment eight from our letter dated May 9, 2011. Please tell
   us where you have included this disclosure in your Form 10-K for the year ended March 31,
   2011. Otherwise, please show us in your supplemental response what your revisions will
   look like.

Liquidity and Capital Resources, page 26

4. We have read your response to comment 10 from our letter dated May 9, 2011. Please tell us
   where you have included this disclosure in your Form 10-K for the year ended March 31,
   2011. This disclosure should address your significant use of cash in operating activities for
   each period presented.

Financial Statements

Consolidated Balance Sheet, page F-2

5. Your total stockholders' equity as presented on your consolidated balance sheets does not
   agree to your total stockholders' equity as presented in your consolidated statement of
   stockholders' equity on page F-5. This difference appears to be due to your presentation of
   non-controlling interest outside of your total stockholders' equity on your balance sheet.
   Please refer to FASB ASC 810-10-50-1A and address the need to revise your financial
   statements accordingly.

Consolidated Statements of Comprehensive Income, page F-4

6. Please ask your auditors to address the need to revise their report to indicate that they audited your consolidated statements of comprehensive income.

Consolidated Statements of Operations, page F-3

7. In response to comment 29 from our letter dated February 25, 2011, you indicated that you would disclose that cost of revenues is exclusive of depreciation and amortization. You also indicated that you would also remove the gross profit subtotal in your future filings. Please note that your subtotal, revenues less cost of revenues (excluding depreciation), represents a gross profit presentation. Please revise your statement of operations to remove the subtotal revenue less cost of revenues (excluding depreciation) for all periods presented.

8. Please revise your statements of operations to include your $5.8 million impairment loss - goodwill as a component of operating income (loss).

Statement of Cash Flows, page F-6

9. Please confirm that your line item, "Interest expense (including non-cash)" does not include any cash component. Otherwise, address the appropriateness of this adjustment to reconcile net income (loss) to net cash.

Note 2 – Summary of Significant Accounting Policies, page F-10

j) Accounts Receivable, page F-12

10. We have read your response to comment 14 from our letter dated May 9, 2011. Please provide the following:
    *   We note that you had collected $3.2 million out of the total receivable amount of $4.8 million as of the date of your prior response. Please tell us the amount outstanding as of March 31, 2011 and address the collectability of such amounts;
    *   We note that you have $3.3 million of accounts receivable as of March 31, 2011. This balance appears high given your fiscal year 2011 revenues of $4.1 million. Please provide us an aging schedule for these receivables and address the collectability of such amounts. Address the need to discuss the aging of your accounts receivable in Management's Discussion and Analysis; and
    *   You indicate on page 24 that your selling, general and administrative expenses for 2011 include a $1.52 million write-off of bad debts that were considered to be irrecoverable. Please tell us and revise your disclosures to indicate how these receivables arose and the facts and circumstances that resulted in your determination that such amounts are irrecoverable.

Note 11– Goodwill, page F-21

11. We have read your response to comment 26 from our letter dated May 9, 2011. We note that
you have recorded an impairment loss of $5.8 million as of March 31, 2011. Please expand
your disclosures to provide the following:

- Fully discuss the facts and circumstances that lead to the impairment of your goodwill.
Your disclosures should provide readers with a full understanding of management's
assessment of the underlying business of TBL; and
- In your disclosure on page 25 under the caption "Impairment loss –goodwill" you
mitigate the fact that you impaired almost your entire goodwill balance with a statement
that the market potential for the infrastructure business in India remains strong and
unabated. It is unclear as to the appropriateness of this statement in light of the
underlying facts and circumstances that lead to your impairment of goodwill.

Note 19 – Deconsolidation, page F-25
Note 25 – Impairment, page F-28

12. We have read your responses to comments 5, 16, 18 and 27 from our letter dated May 9,
2011. Please provide the following:

- It still remains unclear how you determined that your Form 10-K for the year ended
March 31, 2010 is considered timely filed. Please tell us how you determined that your
Form 10-K is considered timely filed given the lack of audited financial statements for
Sricon as required by Note 5 to Rule 8-01 of Regulation S-X.   Address the need to
provide investors with risk factor or other disclosures regarding the lack of these financial
statements;
- Please provide us with the most recent Sricon financial information you have obtained.
In this regard, you indicate that you did not receive a separate audit opinion on Sricon's
statements converted to U.S. GAAP. It therefore remains unclear how your auditors
verified significant amounts related to your investment in Sricon that are reflected in your
financial statements as of March 31, 2010 and 2011. Please ask your auditors to provide
us with a comprehensive and robust explanation explaining how they verified significant
amounts in Sricon's financial statements such that they were able to opine on the
appropriateness of the Company's receivable from and investment in Sricon as of each
balance sheet presented. Please also provide a description of any supporting documents
that were examined;
- You indicate that you believe that the cash flow projections for Sricon are achievable. In
this regard, we note your difficulty in obtaining financial information or participating in
the board meetings for Sricon. Please tell us how you continue to believe that cash flow
projections are achievable and reliable when you cannot objectively verify that Sricon has
met your cash flow projections;
- It still remains unclear how you determined that it is appropriate to include contract
claims that Sricon has filed in your determination of fair value. Please cite the
accounting literature used to support your conclusion;

- Please provide us with a summary of your discounted cash flow analysis for Sricon for each period presented. Ensure you include a discussion of your underlying estimates and assumptions; and
- We note that you have recorded an impairment of $2.2 million related to your investment in Sricon based on the information available. Please tell us and expand your disclosures to describe the nature of this information. Please provide us with the objective and verifiable information you obtained to support your conclusions that your investment was impaired by $2.2 million and that the remaining $6.4 million is recoverable. Please discuss the assumptions and estimates used in this determination.

13. We have read your response to comment 17 from our letter dated May 9, 2011. You indicate that a definitive legal course of action for the disposition of a part of your investment had not been determined and therefore was not disclosed. Notwithstanding the fact that there was no legal course of action, Item 11(b) of Form S-3 requires a registrant to disclose all material changes that have occurred since the end of the latest fiscal year for which certified financial statements were included in the latest annual report to the security holders and which have not been described in periodic filings under the Exchange Act. Please tell us how you determined that the deconsolidation of Sricon should not have been disclosed in your Form S-3, file no. 333-163548 filed on December 7, 2009 or your post-effective amendments to your Form S-3, file no. 333-124942 filed on January 28, 2010 and February 3, 2010.

Note 20 - Income Taxes, page F-26

14. We have read your response to comment 20 from our letter dated May 9, 2011. Please correct your rate reconciliation as of March 31, 2010 so that the effective tax rate in your financial statements are in line with the effective tax rate computed in your statement of operations.

Note 21 – Segment Information, page F-28

15. We have read your responses to comments 4 and 21 from our letter dated May 9, 2011 as well as your disclosures in your Form 10-K for the year ended March 31, 2011. You indicate that IGC operates in a single operating segment and that the CEO, who is your CODM, reviews financial information presented on an entity level. However, you disclose on page 28 the existence of discrete financial information for your separate legal entities. Please note that if discrete financial information is available to your CODM, he is presumed to use such information. Please address the following:
- Please explain why your separate legal entities are not operating segments as defined by FASB ASC 280-10-50-1;
- You indicate that the account information for the separate entities obtained for the purpose of financial statement consolidation is reviewed on an as needed basis by the COO and CFO. Please tell us if this information is also provided as part of the CODM reports;

- You have also provided us with a template of your CODM reports. Please provide us with a summary of the CODM reports that are reviewed by your CODM. Please ensure that your CODM reports are in the exact form that is presented to the CODM, including numerical amounts; and
- It appears that you are aggregating all of your operating segments (i.e. your legal entities). As such, please also provide us in detail with your aggregation analysis using the criteria in FASB ASC 280-10-50-11. In doing so, please also clearly demonstrate how you determined that each operating segment in a reportable segment had similar economic characteristics to each other operating segment in that reportable segment in light of your disclosures on page F-28.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 3

16. Notwithstanding the April 7, 2011 response to comment 55 in our February 25, 2011 letter that India Globalization does not have a formal policy for the consideration of diversity in the composition of its board and that India Globalization would include a statement to that effect in future proxy statements, we are unable to locate the statement in this proxy statement. Please revise in future filings.

Governance of the Company, page 14

17. Notwithstanding the April 7, 2011 response to comment 56 in our February 25, 2011 letter, we are unable to locate a discussion of the leadership structure of the board of directors and the role of the board of directors in risk oversight in this proxy statement. See Item 407(h) of Regulation S-K, and revise in future filings. We note the disclosure relating to compensation risk assessment on page 21.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Craig E. Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief